UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

PRO-DEX, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74265M205

(CUSIP Number)

Nicholas J. Swenson
3033 Excelsior Blvd., Suite 560
Minneapolis, MN 55416
Telephone: (612) 353-6380

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 579,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 579,143
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 579,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 579,143
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74265M205

1		NAME OF REPORTING PERSONS Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 579,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 579,143
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 74265M205

Item 1.	Security and Issuer.

This Amended Schedule 13D relates to shares of the Common Stock, no par value, of Pro-Dex, Inc., a Colorado corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 2361 McGaw Avenue, Irvine, California 92614.

Item 2.	Identity and Background.

This Amended Schedule 13D is being filed jointly by the parties identified below (the “AO Partners Group”).

●	AO Partners I, L.P., a Delaware limited partnership (“AO Partners Fund”).

●	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners Fund (“AO Partners”).

●	Nicholas J. Swenson as the Managing Member of AO Partners and as an individual.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:

(1)    shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners.

(2)    shares of Common Stock held by Mr. Swenson as an individual.

The principal business address of each of AO Partners Fund, AO Partners, and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund and AO Partners are engaged in various interests, including investments.  The principal employment of Mr. Swenson is (1) private investor, (2) serving as the sole Managing Member of AO Partners and (3) serving as sole Managing Member and President of Groveland Capital, LLC, a Delaware limited liability company and investment manager.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           Mr. Swenson is a citizen of the United States of America.

CUSIP No. 74265M205

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Stock of the AO Partners Group was acquired in open market purchases with working capital of AO Partners Fund and the personal investment capital of Mr. Swenson.  The amount of funds expended to acquire these shares is $1,163,151.

Item 4.	Purpose of Transaction.

The AO Partners Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  The AO Partners Group’s intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock.

On June 27, 2012, Mr. Swenson submitted notice to the Issuer of his intent to nominate Mr. Swenson, Mr. Cabillot and Mr. Farrell as nominees for election as directors at the Company’s 2012 Annual Shareholder Meeting.  A copy of the nomination letter is attached as Exhibit 3 to Amendment No. 6 to the Schedule 13D, filed on June 27, 2012.

Mr. Swenson requested that the Board of Directors of the Issuer appoint him as a director.  The Issuer has denied Mr. Swenson’s request to be appointed as a director.  On June 1, 2012, Mr. Swenson responded to the Issuer requesting clarification for the Board’s decision not to appoint him as a director.  A copy of the letter is attached as Exhibit 2 to Amendment No. 5 to the Schedule 13D, filed on June 4, 2012.  The Issuer responded in a letter dated June 15, 2012, a copy of which is attached as Exhibit 4 to Amendment No. 6 to the Schedule 13D, filed on June 27, 2012.

Mr. Swenson, Mr. Cabillot and Mr. Farrell were elected as directors at the Company’s 2012 Annual Meeting of Shareholders held on January 17, 2013.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, none of the Reporting Persons has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 74265M205

Item 5.	Interests in Securities of the Issuer.

(a)           The following list sets forth the aggregate number and percentage (based on 3,340,684 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended December 31, 2012) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2:

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
AO Partners Fund	579,143	17.3%
AO Partners (1)	579,143	17.3%
Nicholas J. Swenson (2)	579,143	17.3%

(1)
AO Partners is the General Partner of AO Partners Fund.  Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners.  Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the 579,143 shares of Common Stock held by AO Partners Fund.

(2)
Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund.  Therefore, Mr. Swenson is deemed to share voting and dispositive power with AO Partners Fund with regard to the 579,143 shares of Common Stock held by AO Partners Fund.

(b)           Mr. Swenson has shared voting and dispositive power of the Common Stock beneficially owned by AO Partners Fund by virtue of such entity’s and person’s relationship to the other as described in Item 5(a).

(c)           The following transactions have occurred since the filing of Amendment No. 8 to this Schedule 13D:

CUSIP No. 74265M205

Name	Trade Date	Transaction	Number of Shares	Price Per Share	Where and How Transaction was Effected
AO Partners	2/27/13	Affiliate Transfer	30,644	$0	Transfer of shares from affiliate
AO Partners	2/28/13	Affiliate Transfer	141,627	$0	Transfer of shares from affiliate
Mr. Swenson	2/28/13	Affiliate Transfer	399,133	$0	Transfer of shares to affiliate
AO Partners	2/28/13	Affiliate Transfer	399,133	$0	Transfer of shares from affiliate
AO Partners	3/06/13	Purchase	4,221	$2.00	Open market purchase
AO Partners	3/07/13	Purchase	9,500	$2.00	Open market purchase
AO Partners	3/08/13	Purchase	11,839	$2.00	Open market purchase
AO Partners	3/26/13	Purchase	425	$2.00	Open market purchase
AO Partners	3/27/13	Purchase	517	$2.00	Open market purchase
AO Partners	3/28/13	Purchase	100	$2.00	Open market purchase
AO Partners	4/02/13	Purchase	317	$2.00	Open market purchase
AO Partners	4/03/13	Purchase	200	$2.00	Open market purchase
AO Partners	4/04/13	Purchase	167	$2.00	Open market purchase
AO Partners	4/05/13	Purchase	360	$2.00	Open market purchase
AO Partners	4/08/13	Purchase	1,133	$2.00	Open market purchase
AO Partners	4/09/13	Purchase	2,293	$2.00	Open market purchase
AO Partners	4/15/13	Purchase	12,653	$2.00	Open market purchase
AO Partners	4/16/13	Purchase	106	$2.00	Open market purchase
AO Partners	4/17/13	Purchase	100	$2.00	Open market purchase

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Swenson is indemnified by AO Partners Fund and AO Partners for liabilities he may incur in connection with his duties for the AO Partners Group.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 74265M205

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement.
2	Letter from Nick Swenson to the Board of Directors of the Company dated June 1, 2012.*
3	Notice of Intent to Nominate Directors from Nicholas Swenson to Secretary of the Company dated June 27, 2012.*
4	Letter from the Company to Nick Swenson dated June 15, 2012.*
_______________ *Previously filed

CUSIP No. 74265M205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           April 17, 2013

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson

CUSIP No. 74265M205

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D as amended to date, with respect to the shares of Common Stock, par value $.25 per share, of  Pro-Dex, Inc., and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an Exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date:           April 17, 2013

AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
/s/ Nicholas J. Swenson Nicholas J. Swenson